January 20, 2006

VIA FEDERAL EXPRESS

Mr. Karl Hiller

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:          Graphic Packaging Corporation
Form 10-K/A2 for the Fiscal Year Ended December 31, 2004 filed August 9, 2005
Form 10-Q for the Quarter Ended September 30, 2005 filed November 3, 2005
File No. 001-13182

Dear Mr. Hiller:

Graphic Packaging Corporation (the “Company”) is hereby responding to the additional comments contained in your letter dated January 6, 2006 relating to Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (the “10-Q”).  The comments of the Staff are set forth in bold and italicized text below and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K/A2 for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

The Merger, page 5

1.             We note that you did not comply with prior comment 1, requesting details of your synergy rate computation.  You explain that your measure corresponds to a “…rate of change effected by [the] combined entity that is greater than either separate entity could have individually achieved,” although you have provided no support for your assertion in this regard.  Since you characterize the measure as a rate of change, you should be in a position to explain how you determined that expenses will continue to decrease at the rate of $72 million each year, when compared to the immediately preceeding year.  Having also characterized the measure as an improvement, we presume you are making a comparison to your historical operations prior to the acquisition. It should be clear how you have segregated activity associated with operations held prior to the acquisition from those of the business acquired in attributing synergy value to the transaction.  Please submit your calculations for review.  We reissue prior comment 1.

A.            As discussed with Ms. Lily Dang of the Commission on Tuesday, January 10, 2006, the following is a list of the components of the $72 million merger synergies disclosed in the Company’s 10-K, with a brief explanation of what each category represents.

Type of Synergy	Amount of Synergy	Explanation
Headcount	$25.4 Million	Savings due to headcount reductions taken primarily to reduce corporate administrative staff redundancies (made up of wages and related benefit costs).

Purchasing Power	$24.3 Million	Savings due to utilization of the best pre-merger company’s contract terms for purchases, and greater volume purchase discounts.

Vertical Integration	$15.2 Million	Savings due primarily to increased usage of the post-merger Company’s internally-produced paperboard in its converting operations.

Facility Closure	$5.8 Million	Fixed cost savings as a result of the closure of the Garden Grove, California facility.

Expanded Product Offerings	$1.3 Million	Increased revenues resulting from selling products from one pre-merger company to the other pre-merger company’s existing customers.

TOTAL	$72.0 Million

Based on this information, as well as the clarification that the $72 million merger synergies are permanent, one-time adjustments to the level of operating costs (which is the interpretation that we believe analysts and investors gave to our previous disclosure of merger synergies), we respectfully request to include the description provided below in any future filings that discuss the annualized level of synergies.

“The Company includes only those amounts expected to be permanent one-time adjustments to the level of operating costs such as (i) lower raw material costs due to the vertical integration of the Company’s paperboard production into its converting operations, as well as the leveraging of the post-merger Company’s purchasing power, (ii) lower operating expenses as a result of headcount reductions, (iii) savings resulting from a facility closure, and (iv) increased sales volumes as a result of cross-selling each pre-merger company’s product offerings, in the calculation of its annualized synergies relating to the merger.”

Credit Agreement EBITDA, page 18

2.             We understand that you would prefer not to amend your filing to revise your disclosure of debt covenant information, as requested in prior comment 2.  You explain that it may create confusion as the covenant requirements were amended on October 17, 2005.  Please submit details of the covenant revisions that you believe would directly impact your disclosure of ratios.  Also, in your draft disclosure, please clarify whether the tabulated covenant ratios represent minimums that you must maintain.

A.            We refer the Staff to the Company’s Current Report on Form 8-K filed on October 14, 2005 with the Commission, in which the Company set forth both its existing consolidated leverage ratio and consolidated interest expense coverage ratio requirements and the as-amended levels for such covenants.  We agree that we should clarify that the consolidated leverage ratio is the maximum leverage that the Company may have to maintain compliance with the Senior Secured Credit Agreement, and that the consolidated interest coverage ratio is the minimum coverage that the Company may have in order to maintain compliance with the Senior Secured Credit Agreement.  Given that the Company’s Annual Report on Form 10-K is the first scheduled filing occurring after the amendment of the Senior Secured Credit Agreement, we respectfully request that we be permitted to prospectively enhance our disclosures by including the following (as updated for the appropriate filing period) in such Form 10-K and other future filings:

“Covenant Restrictions

The Senior Secured Credit Agreement, which governs the Term Loan Facility and the Revolving Credit Facility, imposes restrictions on the Company’s ability to make capital expenditures and both the Senior Secured Credit Agreement and the indentures governing the Senior Notes and Senior Subordinated Notes (the “Notes”) limit the Company’s ability to incur additional indebtedness. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company’s ability to respond to market conditions, meet its capital spending program, provide for unanticipated capital investments or take advantage of business opportunities. The covenants contained in the Senior Secured Credit Agreement, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness, make dividend and other restricted payments, create liens, make equity or debt investments, make acquisitions, modify terms of indentures under which the Notes are issued, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, make capital expenditures and engage in certain transactions with affiliates.

The financial covenants in the Senior Secured Credit Agreement specify, among other things, the following requirements for each four quarter period ending during the following test periods:

Test Period	Maximum Consolidated Debt to Credit Agreement EBITDA Leverage Ratio(A)	Minimum Credit Agreement EBITDA to Consolidated Interest Expense Ratio(A)
December 31, 2004—December 30, 2005	6.15 to 1.00	2.25 to 1.00
December 31, 2005—December 30, 2006	5.75 to 1.00	2.35 to 1.00
December 31, 2006—December 30, 2007	5.25 to 1.00	2.50 to 1.00
December 31, 2007—December 30, 2008	4.75 to 1.00	2.75 to 1.00
December 31, 2008—June 30, 2010	4.50 to 1.00	2.90 to 1.00

At December 31, 2004, the Company was in compliance with the financial covenants in the Secured Credit Agreement, as amended, and the ratios were as follows:

Maximum Consolidated Debt to Credit Agreement EBITDA Leverage Ratio -  5.13

Minimum Credit Agreement EBITDA to Consolidated Interest Expense Ratio - 2.81

Credit Agreement EBITDA as used herein is a financial measure that is used in the Senior Secured Credit Agreement. Credit Agreement EBITDA is not a defined term under accounting principles generally accepted in the United States and should not be considered as an alternative to income from operations or net income as a measure of operating results or cash flows as a measure of liquidity. Credit Agreement EBITDA differs from the term “EBITDA” (earnings before interest expense, income tax expense, and depreciation and amortization) as it is commonly used. In addition to adjusting net income to exclude interest expense, income tax expense, and depreciation and amortization, Credit Agreement EBITDA also adjusts net income by excluding certain other items and expenses, as specified below. The Company’s definition of Credit Agreement EBITDA may differ from that of other similarly titled measures at other companies.

The Company’s management believes that presentation of Credit Agreement EBITDA provides useful information to investors because borrowings under the Senior Secured Credit Agreement are a key source of the Company’s liquidity, and the Company’s ability to borrow under the Senior Secured Credit Agreement is dependent on, among other things, its compliance with the financial ratio covenants.  Failure to comply with these financial ratio covenants would result in a violation of the Senior Secured Credit Agreement and, absent a waiver or amendment from the lenders under such agreement, permit the acceleration of all outstanding borrowings under the Senior Secured Credit Agreement.

The calculations of the components of the Company’s financial covenant ratios are listed below:

(Amounts in Millions)	As Restated Year Ended December 31, 2004
Net Loss	$(60.9)
Income Tax Expense	28.9
Interest Expense, Net	149.0
Depreciation and Amortization	228.9
Equity in Net Earnings of Affiliates	(1.4)
Credit Agreement EBITDA Adjustments (A)	50.6
Credit Agreement EBITDA (B)	$395.1

(Amounts in Millions)	Year Ended December 31, 2004
Interest Expense	$149.6
Amortization of Deferred Debt Issuance Costs	(8.7)
Interest Income	(0.6)
Credit Agreement Interest Expense Adjustments (C)	0.1
Consolidated Interest Expense (D)	$140.4

(Amounts in Millions)	As of December 31, 2004
Short Term Debt	$14.2
Long Term Debt, Less Current Portion	2,011.0
Total Debt	$2,025.2

Notes:

(A) Credit agreement EBITDA adjustments include non-cash charges for pension, postretirement and postemployment benefits, amortization of premiums on hedging contracts, write-down of assets, merger related expenses deducted in determining net income and dividends from equity investments.

(B) Credit Agreement EBITDA is calculated in accordance with the definitions contained in the Company’s Senior Secured Credit Agreement. Credit Agreement EBITDA is defined as consolidated net income before consolidated interest expense, non-cash expenses and charges, total income tax expense, depreciation expense, expense associated with amortization of intangibles and other assets, non-cash provisions for reserves for discontinued operations, extraordinary, unusual or non-recurring gains or losses or charges or credits, gain or loss associated with sale or write-down of assets not in the ordinary course of business, and any income or loss accounted for by the equity method of accounting.

(C) Credit agreement interest expense adjustments include the discount from the financing of receivables.

(D) Consolidated Interest Expense is calculated in accordance with the definitions contained in the Company’s Senior Secured Credit Agreement. Consolidated Interest Expense is defined as consolidated interest expense minus consolidated interest income plus any discount from the financing of receivables.

The Company’s ability to comply in future periods with the financial covenants in the Senior Secured Credit Agreement will depend on its ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, business and other factors, many of which are beyond the Company’s control and will be substantially dependent on the selling prices for the Company’s products, raw material and energy costs, and the Company’s ability to successfully implement its overall business and profitability strategies. If a violation of any of the covenants occurred, the Company would attempt to obtain a waiver or an amendment from its lenders, although no assurance can be given that the Company would be successful in this regard. The Senior Secured Credit Agreement and the indentures governing the Senior Subordinated Notes and the Senior Notes have covenants as well as certain cross-default or cross-acceleration provisions; failure to comply with these covenants in any agreement could result in a violation of such agreement which could, in turn, lead to violations of other agreements pursuant to such cross-default or cross-acceleration provisions.  The Senior Secured Credit Agreement is collateralized by substantially all of the Company’s domestic assets.”

Unaudited Condensed Pro Forma Combined Statement of Operations, page 31

3.             We have read your response to prior comment 3, concerning your presentation of pro forma information for the merger completed in August 2003.  You indicate that an adjustment of $7 million was made to eliminate the effects of applying purchase accounting, specifically the step-up in basis on inventory acquired, to increase pro forma earnings for such inventory subsequently sold.  We believe that disregarding the effects of purchase accounting in compiling your pro forma information, in the manner that you describe, is contrary to the guidance in paragraph 55 of SFAS 141.

If you believe we have misunderstood the facts and circumstances, please submit a schedule showing your purchase price allocation and computation of the eliminating entry.  Include a more thorough discussion of your rationale in adjusting for this item.

A.            As discussed with Ms. Lily Dang of the Commission on Tuesday, January 10, 2006, the $7.0 million adjustment amount was based on a Standard & Poor’s inventory valuation completed in connection with the merger.  The Company eliminated the effect of the one-time $7.0 million step-up to fair value of the acquired inventory in its 2003 pro forma combined statement of operations for comparability purposes across the 2002 to 2004 time periods.

Financial Statements

Note 12 – Contingencies and Commitments, page 46

4.             We note you did not comply with prior comment 4, as it pertains to the effects of accounting for loss contingencies in your financial statements, and information about reasonably possible loss in excess of the amounts accrued.  Please submit a rollforward of all loss contingency accruals, showing increases in the accruals, and decreases for amounts both paid and reversed, individually, in each period (including annual and quarterly periods); and totals at the balance sheet dates.  It should be clear how you determined that accruals or reversals were not material to any annual or quarterly period.  Also specify the amounts of reasonably possible loss beyond the amounts accrued for all loss contingencies, individually and in the aggregate.  Disclose the extent to which your potential environmental liabilities and obligations fall into the categories of remote and reasonably possible loss.  We reissue prior comment 4.

A.            As requested, we are submitting a rollforward of all environmental loss contingency accruals as Exhibit 1 to this correspondence.  As detailed in the rollforward, the most significant increases relate to liabilities assumed in the 2003 merger.  During the fourth quarter of 2004, it was determined that a merger-related liability was no longer required due to a change in estimate and an adjustment of $1.4 million was recorded in the income statement.  Because this impact was less than 5% of the Company’s pre-tax loss for such period, the Company concluded that the adjustment was not material and did not separately disclose it.

The Company has generally accrued at the low end of the applicable ranges estimated for each facility.  The Company believes the reasonably possible loss beyond the amounts accrued is approximately $1.5 million, an amount that the Company considers to be immaterial.

The Company is aware of, and in its prior disclosure in “Note 12 – Contingencies and Commitments” alerted investors to, other losses that fall into the categories of “reasonably possible” and “remote” losses.  At this time, however, the amount or range of loss cannot be determined, and therefore, such losses were not specifically disclosed.

We respectfully request, based on the immateriality of the information regarding individual accruals and possible range of losses that the Company not be required to provide a more detailed description of its environmental reserves and the methodology and assumptions used to establish such amounts.  We also propose to clarify the language describing other losses in future filings as follows:

“The Company is subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those governing discharges to air, soil and water, the management, treatment and disposal of hazardous substances, solid waste and hazardous wastes, the investigation and remediation of contamination resulting from historical site operations and releases of hazardous substances, and the health and safety of employees.  Compliance initiatives could result in significant costs, which could negatively impact the Company’s financial condition and results of operations.  Any failure to comply with such laws and regulations or any permits and authorizations required thereunder could subject the Company to fines, corrective action or other sanctions.

In addition, some of the Company’s current and former facilities are the subject of environmental investigations and remediations resulting from historical operations and the release of hazardous substances or other constituents.  Some current and former facilities have a history of industrial usage for which investigation and remediation obligations may be imposed in the future or for which indemnification claims may be asserted against the Company.  Also, potential future closures or sales of facilities may necessitate further investigation and may result in future remediation at those facilities.

The Company cannot predict with certainty future compliance, investigation or remediation costs which the Company considers to be remote.  Costs relating to historical usage or indemnification claims, which the Company considers to be reasonably possible, are not quantifiable at this time.  The Company will continue to monitor environmental issues at each of its facilities and will revise its accruals, estimates and disclosures relating to past, present and future operations as additional information is obtained.”

Form 10-Q for the Nine Months Ended September 30, 2005

Controls and Procedures, page 29

5.             We understand from your response to prior comment 7 that the improvements you reference have materially affected your internal control over financial reporting.  We believe that qualifying language attached to either conclusions about the effectiveness of disclosure controls and procedures, or changes in internal control over financial reporting, introduces a level of ambiguity that is undesirable.  Under the circumstances, you should remove the “other than/no changes” language, while clarifying that there have been material changes and describing the nature of the changes implemented..

A.            The Company now understands the issue with respect to qualifying language regarding changes in internal control over financial reporting and proposes to use language similar to the following disclosure (modified to reflect the particular circumstances) regarding changes in internal control over financial reporting in future filings:

“During the fiscal quarter ended September 30, 2005, there were changes in the Company’s internal control over financial reporting that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.  These changes include hiring a tax director, educating and training Company individuals involved in accounting and reporting for income taxes and enhancing the documentation regarding conclusions reached in the implementation of generally accepted accounting principles.  The Company made such changes in its internal control over financial reporting to address the material weakness in accounting for income taxes.”

Closing Comments

As requested, the undersigned hereby acknowledges, on behalf of the Company, that

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has additional comments or questions after reviewing this response, please contact the undersigned at (770) 644-3255 or Ms. Debbie Frank at (770) 644-3321.

Very truly yours,

/s/ Daniel J. Blount

Daniel J. Blount
Senior Vice President and Chief Financial Officer

cc:                                 Ms. Lily Dang – Securities and Exchange Commission
Stephen A. Hellrung, Senior Vice President, General Counsel and Secretary
Mr. Dale Baylet – PricewaterhouseCoopers LLP

Exhibit 1

Environmental Reserve Rollforward

	Amount in Millions	Quarterly Pretax Earnings (Loss)	Percentage Impact on the Quarter	YTD Pretax Earnings (Loss)	Percentage Impact on the YTD
Balance as of December 31, 2001	$2.1
Payments	(0.4)
Balance as of March 31, 2002	1.7
Payments	—
Balance as of June 30, 2002	1.7
Payments	(0.1)
Balance as of September 30, 2002	1.6
Payments	(0.4)
Balance as of December 31, 2002	1.2
Payments	(0.4)
Balance as of March 31, 2003	0.8
Payments	(0.1)
Balance as of June 30, 2003	0.7
Payments	—
Liability Assumed in Merger — No P&L Impact	1.4
Balance as of September 30, 2003	2.1
Payments	—
Balance as of December 31, 2003	2.1
Payments	—
Balance as of March 31, 2004	2.1
Payments	(0.1)
Liability Assumed in Merger — No P&L Impact	0.6
Balance as of June 30, 2004	2.6
Payments	(0.1)
Balance as of September 30, 2004	2.5
Adjustment to Reserve thru the P&L	(1.4)	(31.3)	4.5%	(32.0)	4.4%
Payments	(0.1)
Balance as of December 31, 2004	1.0
Payments	—
Balance as of March 31, 2005	1.0
Payments	(0.1)
Balance as of June 30, 2005	0.9
Payments	(0.1)
Balance as of September 30, 2005	$0.8